SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                (Final Amendment)

                                Catalytica, Inc.
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                              (Name of Corporation)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   148885 10 6
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                                 (CUSIP Number)

                                 Pieter de Haan
                                 General Counsel
                                    DSM N.V.
                             Het Overloon 1, Heerlen
                         P.O. Box 6500, 6401 JH Heerlen
                                 The Netherlands
                                  31-45-5782870
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    Copy to:

                                William A. Groll
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000

                                December 15, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                CATALYTICA, INC.


          This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2000 (the "Schedule 13D") by DSM N.V., a Dutch corporation ("DSM"), and Synotex Company, Inc., a Delaware corporation ("Synotex"). This Amendment No. 1 is filed with respect to the shares of Common Stock, par value $0.001 per share (the "Ordinary Common Stock") of Catalytica, Inc., a Delaware corporation ("Catalytica"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.   Interest in Securities of the Issuer

          The merger (the "Merger") of Synotex Acquisition Corporation with and into Catalytica was consummated and became effective on December 15, 2000. As a result of the Merger, Catalytica changed its name to "DSM Catalytica Pharmaceuticals, Inc." The Voting Agreement, pursuant to which DSM and Synotex may have been deemed to share beneficial ownership of the Beneficially Owned Shares, terminated as of the Effective Time of the Merger. As a result of the Merger, Synotex owns 100% of the outstanding Ordinary Common Stock and Catalytica will file a Form 15 to deregister the Ordinary Common Stock. Accordingly, this Amendment No. 1 constitutes the Final Amendment to the
Schedule 13D.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 15, 2000

                                           DSM N.V.


                                           By: /s/ Peter A. Elverding
                                              -----------------------
                                           Name:  Peter A. Elverding
                                           Title: Chairman of the Managing Board

                                           By: /s/ Arnold Gratama van Andel
                                              -----------------------------
                                           Name:  Arnold Gratama van Andel
                                           Title: Corporate Vice-President

                                           Synotex Company, Inc.


                                           By: /s/ Arnold Gratama van Andel
                                              -----------------------------
                                           Name:  Arnold Gratama van Andel
                                           Title: Chairman and President